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                               May 7, 2021

       Michal Wisniewski
       Chief Executive Officer
       Transuite.org Inc.
       Al. Jerozolimskie 85 lok. 21
       02-001 Warsaw, Poland

                                                        Re: Transuite.org Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-255178

       Dear Mr. Wisniewski:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 10

   1. The summary of your risk factors on page 8 references risks associated with your having received a going
concern opinion from your auditor. However, you do not appear to have included a risk factor
addressing these risks in the risk factor section. Please revise. Also, add a separate risk
factor addressing risks to investors related to your sole officer and director residing
outside the United States, such as the difficulties in serving process against him, obtaining
jurisdiction over him or foreign assets, or enforcing judgments obtained in US courts
against him.
 Michal Wisniewski
FirstName  LastNameMichal   Wisniewski
Transuite.org Inc.
Comapany
May  7, 2021NameTransuite.org Inc.
May 7,
Page 2 2021 Page 2
FirstName LastName
Plan of Distribution
Terms of the Offering, page 29

2.       You state in this section that the offering is being made on a    best
efforts, minimum-
         maximum    basis and it will terminate in the event the minimum number of subscriptions
         are not received. On page 3, however, you state that no minimum number of shares need to be sold. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 41

3. Please describe your plan of operations for the next 12 months. Provide specific details of your plan, including milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.
         Please explain how the company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(3) of Regulation S-K.
General

4. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule
144. Describe the
         potential impact on your ability to attract additional capital through subsequent unregistered offerings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michal Wisniewski
Transuite.org Inc.
May 7, 2021
Page 3

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameMichal Wisniewski
                                                          Division of
Corporation Finance
Comapany NameTransuite.org Inc.
                                                          Office of Technology
May 7, 2021 Page 3
cc:       BizFilings
FirstName LastName